UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 17, 2015 entitled “Arcos Dorados Reports Fourth Quarter and Full Year 2014 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 17, 2015

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Mid-teen comparable sales and organic revenue growth in the quarter driven by a seasonal lift in consumer activity and year-end promotional campaigns. Continued G&A leverage from ongoing cost reductions.

Buenos Aires, Argentina, March 17, 2015 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the fourth quarter and audited results for the full year ended December 31, 2014.

Fourth Quarter 2014 Key Results
•	Consolidated revenues were $913.6 million, a 12.7% decline versus the fourth quarter of 2013. On an organic basis and excluding Venezuela, consolidated revenues grew 11.1%.
•	Systemwide comparable sales increased by 15.4% year-over-year.
•	As reported General and Administrative expenses (G&A) as a percentage of revenues declined by 44 basis points versus the same period last year.
•	Adjusted EBITDA was $93.3 million, or 20.9% lower year-over-year. Organic Adjusted EBITDA excluding Venezuela, decreased by 4.6% versus the prior year quarter.
•	Reported net income of $10.0 million, compared to net income of $32.1 million in the year-ago period, mainly due to lower operating results and higher foreign exchange losses.

Full Year 2014 Key Results
•	Consolidated revenues were $3.7 billion in 2014, a 9.5% decline versus 2013. On an organic basis and excluding Venezuela, consolidated revenues grew 9.6% in the year.
•	Systemwide comparable sales increased by 10.0% year-over-year.
•	As reported G&A as a percentage of revenues declined by 43 basis points versus 2013.
•	Adjusted EBITDA was $251.7 million, or 26.9% lower year-over-year. Organic Adjusted EBITDA excluding Venezuela, increased by 0.6% versus the prior year.
•	Reported a net loss of $109.3 million, compared to net income of $53.9 million one year ago, mostly the result of the impacts from the transitions to SICAD and SICAD II in Venezuela.
•	Capital expenditures for the year totaled $169.8 million, which included 82 new restaurant openings and brought the overall restaurant count to 2,121 at year end.

"We achieved low double-digit organic revenue and comparable sales growth in 2014, capped off by a solid final quarter. The fourth quarter benefited from a seasonal pickup in consumer activity and more active promotional campaigns, which drove mid-teen growth in these metrics. Despite the better finish to the year, full year 2014 results underperformed our expectations, as regional economic and consumption growth fell short of market forecasts and the negative impact of the FIFA World Cup on traffic in many of our markets was greater than we projected."

"We expect this weak operating environment to persist in the short-term and are therefore focused on creating a more efficient and nimble organizational structure. In addition to our ongoing investments in technology to reduce labor costs, we have launched a project to redesign the way we manage and operate our business. We have also made advancements in our analysis of a number of opportunities to extract value from our real estate assets without harming the long-term prospects of our Company. Our Board has voted not to declare a dividend for 2015 as we are focused on increasing free cash flow generation, reducing leverage and pursuing a financially disciplined approach to capital allocation in order to significantly enhance shareholder value."

"The long-term fundamentals of our business are still in place. As operators of the region's dominant QSR brand, with an unmatched footprint and operating experience, we have enduring competitive advantages. We believe that measures to streamline our business and extract efficiencies will help us face current challenges and lay the foundation for a recovery in business momentum when the cycle turns," said Woods Staton, Chairman and Chief Executive Officer of Arcos Dorados.

Fourth Quarter 2014 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Financial Highlights (In millions of U.S. dollars, except as noted)
	4Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	2,062				2,121	2.9%

Sales by Company-operated Restaurants	1,001.0		(287.1)	162.2	876.1	-12.5%	16.2%
Revenues from franchised restaurants	45.0		(17.3)	9.8	37.5	-16.6%	21.7%
Total Revenues	1,046.0		(304.4)	172.0	913.6	-12.7%	16.4%
Systemwide Comparable Sales						15.4%
Adjusted EBITDA	118.0	4.8	(61.4)	32.0	93.3	-20.9%	29.5%
Adjusted EBITDA Margin	11.3%				10.2%
Net income (loss) attributable to AD	32.1	19.7	(28.7)	(13.1)	10.0	-68.7%	-35.1%
No. of shares outstanding (thousands)	209,867				210,216
EPS (US$/Share)	0.15				0.05
(4Q14 = 4Q13 + Special items + Currency translation + Organic growth). Please refer to “Definitions” section for further detail.

The 12.7% decline in Arcos Dorados’ fourth quarter as reported revenues primarily reflects the use of a weaker official exchange rate to remeasure the results of the Company’s Venezuelan operation and the depreciation of local currencies, mainly in Argentina and Brazil. Organic revenue growth of 16.4% was driven by a 15.4% expansion in systemwide comparable sales, which reflects higher average check. In addition, the contribution of $42.5 million in constant currency from the net addition of 59 restaurants during the last 12-month period benefited organic revenue growth.

Adjusted EBITDA ($ million)
Breakdown of main variations contributing to 4Q14 Adjusted EBITDA

Reported Adjusted EBITDA for the fourth quarter decreased 20.9%, primarily due to the remeasurement of the Venezuelan operation at a weaker official foreign exchange rate versus the prior-year quarter and, to a lesser extent, the devaluation of the Brazilian Real. The Adjusted EBITDA margin decreased by 106 basis points to 10.2%. The result reflects higher Food and Paper (F&P) costs, Occupancy and Other Operating Expenses, and Occupancy Expenses from franchised restaurants as a percentage of sales, which were partially offset by lower Payroll expenses and efficiencies in G&A.

Special items impacting Adjusted EBITDA consisted of:
Special Items (In thousands of U.S. dollars)
	4Q	4Q	Variation
	2014	2013
Reversal of PAT provision in Brazil (i)	-	9,139	(9,139)
Payroll tax recovery in Brazil (INSS)	10,642	-371	11,013
Tax recovery in Brazil (PIS/COFINS)	4,276	-1,055	5,331
Royalty waiver from Venezuela	-	2,000	-2,000
CADs net gain (loss) (ii)	-485	-33	-452
TOTAL	14,433	9,680	4,753
(i) Employee meals program in Brazil.
(ii) Compensation expense. Includes the result from the total equity return swap.

Consolidated – excluding Venezuela
Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Financial Highlights (In millions of U.S. dollars, except as noted)
	4Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	1,923				1,985	3.2%

Sales by Company-operated Restaurants	887.9		(130.9)	96.5	853.5	-3.9%	10.9%
Revenues from franchised restaurants	35.1		(4.9)	5.6	35.8	2.0%	16.1%
Total Revenues	923.0		(135.8)	102.1	889.3	-3.6%	11.1%
Systemwide Comparable Sales						7.3%
Adjusted EBITDA	99.1	6.8	(11.7)	(4.2)	90.0	-9.2%	-4.6%
Adjusted EBITDA Margin	10.7%				10.1%
Net income (loss) attributable to AD	17.3	21.7	(1.7)	(26.2)	11.2	-35.3%	-106.3%
No. of shares outstanding (thousands)	209,867				210,216
EPS (US$/Share)	0.08				0.05

Excluding the Venezuelan operation, as reported revenues declined by 3.6% due to the depreciation of some local currencies, mainly in Argentina and Brazil. Organic revenues rose 11.1% in the fourth quarter. Systemwide comparable sales rose 7.3% due to average check growth, which was partially offset by a modest decline in traffic. As reported Adjusted EBITDA contracted 9.2% while Adjusted EBITDA margin declined 62 basis points to 10.1%, as higher F&P and Occupancy Expenses from franchised restaurants more than offset lower labor costs and G&A expenses as a percentage of revenues. The fourth quarter Adjusted EBITDA was also impacted by higher Other Operating Expenses in 4Q14 versus 4Q13.

Non-operating Results

Non-operating results for the fourth quarter reflected a non-cash $7.5 million increase in foreign currency exchange losses. FX losses for the quarter were mainly driven by (i) currency volatility impacting intercompany balances, and (ii) the impact of the depreciation of the Brazilian Real (BRL) within the quarter, which generated a loss on intercompany balances, partially offset by a gain related to the BRL-denominated long-term debt. Net interest expense declined $11.6 million versus the prior-year quarter, which included a one-time charge of $10.8 million related to the full redemption of the 2019 Notes.

Income tax expense for the quarter totaled $14.9 million, compared to $21.3 million in the year-ago period.

Net income attributable to the Company was $10.0 million in the fourth quarter of 2014, compared to $32.1 million in the same period of 2013. The decline is mainly explained by lower operating results and higher foreign exchange losses, which were partially offset by lower net interest and income tax expenses.

The Company reported earnings per share of $0.05 in the fourth quarter of 2014, compared to earnings per share of $0.15 in the previous corresponding period. Total weighted average shares for the fourth quarter of 2014 were 210,215,800 as compared to 209,867,426 in the fourth quarter of 2013, reflecting the issuance of shares as a result of the partial vesting of restricted share units.

Analysis by Division:

Brazil Division
Figure 3. Brazil Division: Financial Hightlings (In millions of U.S. dollars, except as noted)
	4Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	812				866	6.7%

Total Revenues	477.8		(55.4)	45.1	467.5	-2.2%	9.4%
Systemwide Comparable Sales						5.2%
Adjusted EBITDA	82.1	7.2	(7.9)	0.0	81.4	-0.8%	0.1%
Adjusted EBITDA Margin	17.2%				17.4%

Brazil’s as reported revenues decreased by 2.2%, as a 12% year-over-year average depreciation of the Brazilian Real more than offset comparable sales growth and the contribution of new restaurant openings. Systemwide comparable sales increased by 5.2% as average check growth compensated for a modest decline in traffic due to a continued weak consumption environment. While still negative, traffic trends improved following the second and third quarters, which were strongly impacted by the FIFA World Cup. This improvement reflects the Company’s promotional activities in the quarter, which were focused on value offerings and core products. Accordingly, marketing activities included the Cheddar McMelt in the affordability platform and the Big Mac Line Extension at the core level, which combined with the Nintendo property in the Happy Meal, helped restore sales volumes.

The net addition of 54 restaurants during the last 12-month period, of which over 60% were free-standing units, contributed $23.5 million to revenues on a constant currency basis during the quarter. The openings brought the restaurant count in Brazil to a total of 866.

Reported Adjusted EBITDA contracted 0.8% while Adjusted EBITDA margin improved 24 basis points to 17.4% as efficiencies in Payroll costs, Occupancy and Other Operating Expenses and G&A more than offset higher F&P expenses as a percentage of sales; the latter was impacted by a negative mix effect. Fourth quarter payroll costs benefited from efficiencies at the store level and from the recovery of payroll taxes (INSS) related to previous years, partially offset by the reversal of the PAT provision in the same quarter of last year. Additionally, Occupancy and Other Operating Expenses benefited from a recovery of tax credits (PIS/COFINS) also related to previous years.

Excluding the impact of the currency depreciation, the taxes recovery (INSS and PIS/COFINS) and the PAT provision, fourth quarter organic Adjusted EBITDA was flat.

NOLAD
Figure 4. NOLAD Division: Financial Highlights (In millions of U.S. dollars, except as noted)
	4Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	507				513	1.2%

Total Revenues	102.4		(5.5)	1.3	98.3	-4.1%	1.3%
Systemwide Comparable Sales						-2.2%
Adjusted EBITDA	9.6	0.0	(0.7)	0.6	9.6	-0.9%	6.7%
Adjusted EBITDA Margin	9.4%				9.7%

NOLAD’s revenues decreased by 4.1% year-over-year, but on an organic basis, revenues increased by 1.3%. Systemwide comparable sales declined 2.2%. Average check growth was offset by a decline in traffic, which was impacted by a weak consumer environment in the division and intensified competition in Costa Rica and Panama. Growth in average check primarily reflected price adjustments. Marketing and promotions included the McFlurry Hershey’s Kisses, the Nintendo property in the Happy Meal, the Book of Life vertigration and the “McTrío del Día”.

The net addition of 6 restaurants during the last 12-month period contributed $4.0 million to revenues in constant currency.

As reported Adjusted EBITDA declined by 0.9%, while the Adjusted EBITDA margin increased by 32 basis points to 9.7%. Lower F&P combined with leverage in Payroll costs, more than offset higher G&A and Occupancy & Other Operating Expenses as a percentage of sales.

SLAD
Figure 5. SLAD Division: Financial Highlights (In millions of U.S. dollars, except as noted)
	4Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	378				383	1.3%

Total Revenues	234.8		(68.1)	54.0	220.7	-6.0%	23.0%
Systemwide Comparable Sales						23.6%
Adjusted EBITDA	27.9	0.0	(8.2)	4.0	23.8	-15.0%	14.3%
Adjusted EBITDA Margin	11.9%				10.8%

SLAD’s revenues declined by 6.0%, primarily as a result of the 40% year-over-year average depreciation of the Argentine Peso. However, organic revenues grew 23.0% and systemwide comparable sales increased 23.6%, benefiting from average check growth and positive traffic in the division. Promotional activities designed to stimulate consumption drove increases in average check and traffic despite a deteriorating macroeconomic environment. Marketing activities included Happy Meal with strong properties such as the Book of Life and Nintendo, the launch of McFlurry Choco Swing and the new “Pollo Italiano” sandwich.

The net addition of 5 restaurants during the last 12-month period contributed $2.3 million to revenues in constant currency in the quarter.

As reported Adjusted EBITDA declined 15.0% while Adjusted EBITDA margin contracted 114 basis points to 10.8%, as higher F&P costs as a percentage of sales (primarily related to increases in beef prices and higher transportation costs) more than offset efficiencies in labor costs, G&A and Occupancy and Other Operating Expenses.

Caribbean Division
Figure 6. Caribbean Division: Financial Highlights (In millions of U.S. dollars, except as noted)
	4Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	365				359	-1.6%

Total Revenues	230.9		(175.3)	71.6	127.2	-44.9%	31.0%
Systemwide Comparable Sales						36.9%
Adjusted EBITDA	24.5	(2.0)	(47.7)	28.9	3.6	-85.2%	128.3%
Adjusted EBITDA Margin	10.6%				2.8%

The Caribbean division’s as reported revenues declined by 44.9% primarily due to the remeasurement of the results of the Venezuelan operation at a weaker year-over-year average exchange rate. However, systemwide comparable sales increased by 36.9%, as growth in average check (primarily supported by price adjustments in Venezuela and a shift in mix in Colombia) more than offset a modest decrease in traffic. The division continues to be affected by challenging conditions in Venezuela, a soft macro environment in Puerto Rico and intensified competition in Colombia. Key marketing initiatives during the quarter included the Family Bundle campaign and the Double QPC in Puerto Rico, the Coke promotion in Colombia and the McFlurry Merengón, among others.

The Company had a net reduction of 6 restaurants in the Caribbean Division over the last 12-month period. The combined contribution to constant currency revenues of the restaurants that were closed and opened was $6.2 million.

As reported Adjusted EBITDA in the division declined by 85.2%, primarily due to the adoption of the SICAD II foreign exchange rate used to remeasure the Venezuelan operation. Adjusted EBITDA margin contracted by almost 780 basis points to 2.8% as leverage in F&P and labor costs was more than offset by increases in all other cost items as a percentage of sales.

Caribbean Division – excluding Venezuela
Figure 7. Caribbean Division - Excluding Venezuela: Financial Highlights (In millions of U.S. dollars, except as noted)
	4Q13 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q14 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	226				223	-1.3%

Total Revenues	107.9		(6.7)	1.7	102.9	-4.7%	1.6%
Systemwide Comparable Sales						-4.8%
Adjusted EBITDA	3.4	0.0	(0.5)	(2.3)	0.6	-82.5%	-67.9%
Adjusted EBITDA Margin	3.1%				0.6%

Revenues in the Caribbean division excluding Venezuela decreased by 4.7% versus the prior-year quarter. Comparable sales decreased by 4.8%, primarily as a result of negative traffic and lower average check reflecting a soft economic environment. Average check growth was lower because of a product mix shift. As reported Adjusted EBITDA contracted 82.5%, while Adjusted EBITDA margin declined by 256 basis points to 0.6% as higher Occupancy Expenses from franchised restaurants and Occupancy and Other Operating Expenses as a percentage of sales more than offset leverage in G&A.

New Unit Development
Figure 8. Total Restaurants (eop)*
	December 2014	September 2014	June 2014	March 2014	December 2013
Brazil	866	833	824	816	812
NOLAD	513	511	509	509	507
SLAD	383	380	378	379	378
Caribbean	359	362	364	365	365
TOTAL	2,121	2,086	2,075	2,069	2,062
LTM Net Openings	59	93	104	110	114
* Considers Company-operated and franchised restaurants at period-end

The Company completed 82 new restaurant openings for the twelve month period ended December 31, 2014, resulting in a total of 2,121 restaurants. Also in the period, the Company added 266 Dessert Centers and 9 McCafés, bringing the totals to 2,494 and 343, respectively.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $139.0 million at December 31, 2014. The Company’s total financial debt (including derivative instruments) was $801.2 million. Net debt was $662.2 million and the Net Debt/Adjusted EBITDA ratio was 2.6x at December 31, 2014.

Net cash provided by operating activities was $178.3 million in the fourth quarter of 2014, while cash used in financing activities amounted to $69.9 million. During the quarter, capital expenditures totaled $60.8 million.

Full Year 2014

For the twelve months ended December 31, 2014, the Company’s revenues declined by 9.5% to $3.65 billion. On an organic basis, however, revenues grew by 12.7%. Systemwide comparable sales grew by 10.0%, due to average check growth. The result was supported by positive contributions from all divisions, except NOLAD. Adjusted EBITDA reached $251.7 million, a year-over-year decrease of 26.9%, as reported, or an increase of 8.6% on an organic basis. As reported Adjusted EBITDA margin contracted by more than 160 basis points to 6.9%, driven by higher Occupancy and Other Operating Expenses and F&P costs as a percentage of sales, partially offset by leverage in G&A. Adjusted EBITDA was also impacted by higher Other Operating Expenses, mainly due to the write down of inventories in Venezuela.

Special items impacting the year-over-year change in Adjusted EBITDA consisted of:
Special Items (In thousands of U.S. dollars)
	FY	FY	Variation
	2014	2013
Reversal of PAT provision in Brazil (i)	-	3,264	-3,264
Payroll tax recovery in Brazil (INSS)	10,642	-870	11,512
Tax recovery in Brazil (PIS/COFINS)	4,276	-1,055	5,331
Royalty waiver from Venezuela	6,094	8,000	-1,906
CADs net gain (loss) (ii)	-2,941	-1,245	-1,696
TOTAL	18,071	8,094	9,977
(i) Employee meals program in Brazil.
(ii) Compensation expense. Includes the result from the total equity return swap.

Excluding the Venezuelan operation, the Company’s revenues declined by 4.3%, but were 9.6% higher on an organic basis. Systemwide comparable sales grew by 4.6%. Adjusted EBITDA declined by 6.8%, as reported, and increased by 0.6%, on an organic basis. Reported Adjusted EBITDA margin contracted by 22 basis points to 8.0%, driven by higher F&P and Occupancy and Other Operating Expenses, which offset leverage in payroll costs and G&A.

For the full year 2014, the consolidated net loss attributable to the Company amounted to $109.3 million, compared with net income of $53.9 million in 2013. The decline reflected the result of inventory write-downs, fixed asset impairment charges and foreign currency exchange losses, following the transitions to the SICAD and SICAD II exchange rates in Venezuela, which were partially offset by lower net interest and income tax expenses. In all, the change in the exchange rate in Venezuela generated negative impacts of $40.0 million and $143.8 million in Adjusted EBITDA and net income, respectively, in 2014.

Cash generated by operating activities totaled $193.1 million for the year, while cash provided by financing activities amounted to $1.2 million. Additionally, total capital expenditures amounted to $169.8 million for the year.

Guidance and Outlook

Beginning with 2015, the Company will no longer provide annual guidance for total revenue growth, Adjusted EBITDA growth or consolidated effective tax rate. Instead, the Company will provide a baseline expectation for medium to long-term revenue growth and Adjusted EBITDA margin improvement. In addition, the Company will now provide a range of guidance for both capital expenditures and new restaurant openings for the current year rather than a single point estimate.

While the Company expects the short-term operating environment in its region to remain challenging, its medium to long-term outlook includes comparable sales growth on average, excluding Venezuela, to be in-line with the weighted inflation rate of the other 19 countries in which it operates. The Company also expects to expand its full year Adjusted EBITDA margin by at least 200 to 250 basis points over the next three years.

For the full year 2015, the Company expects capital expenditures to be between $90.0 and $120.0 million and it expects to open between 40 and 45 new restaurants.

Quarter Highlights & Recent Developments

Dividends - 2014
On January 2, 2015, the Company paid the fourth and final installment of its 2014 Dividends. The total amount paid was $12.5 million or $0.0595 per share on outstanding Class A and Class B shares, thus completing a total payment related to the full year 2014 of $50.0 million.

José Carlos Alcantara Appointed as Chief Financial Officer (CFO)
José Carlos Alcantara joined the Company as the Chief Financial Officer, effective January 12, 2015. Mr. Alcantara replaced Germán Lemonnier, who will remain for a transition period through the end of the first quarter of 2015. Mr. Alcantara brings substantial experience as a financial executive in both Latin America and the consumer products industry to Arcos Dorados. Most recently, he served as Managing Director Spanish Latin America at Experian, where he was previously CFO Latin America. Prior to joining Experian, Mr. Alcantara held senior finance positions within PepsiCo’s Quaker Oats and International (LAR Foods & Beverages) businesses both in Brazil and in the United States. Earlier in his career, Mr. Alcantara worked as a consultant and as a senior auditor at Ernst & Young and Price Waterhouse, respectively.

New Foreign Exchange Rate in Venezuela (SIMADI)
During February 2015, the Venezuelan government announced the unification of SICAD and SICAD II into a sole foreign exchange mechanism called SICAD, an auction system controlled by the Venezuelan government with an initial exchange rate of 12 VEF per US dollars. Furthermore, on February 10, 2015, the Exchange Agreement N°33 established a new open market foreign exchange system called SIMADI (Sistema Marginal de Divisas), with a free-floating exchange rate. The SIMADI’s initial published exchange rate was 170 VEF per US dollars.

There are still uncertainties about the liquidity of the foreign exchange systems recently announced, as well as the Company’s access to U.S. dollars through these mechanisms. The Company will reassess the exchange rate used for remeasurement purposes at the date of the 2015 first quarter financial statements, based on any new available information.

Investor Relations Contact
Daniel Schleiniger
Arcos Dorados – IR Director
daniel.schleiniger@ar.mcd.com
+54 11 4711-2287
www.arcosdorados.com/ir

Media Contact:
Farrell Kramer
MBS Value Partners
farrell.kramer@mbsvalue.com
+1 212 710-9685

Definitions:

Systemwide comparable sales growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

Organic: To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into three categories: (i) currency translation, (ii) special items and (iii) organic growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Special items include the impact of events that management does not consider part of the underlying performance of the business. (iii) Organic growth reflects the underlying growth of the business excluding the effect from currency translation and special items.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 2,121 McDonald’s-branded restaurants with over 95,000 employees serving approximately 4.3 million customers a day, as of December 2014. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook for 2015. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment, write-off of property and equipment, impairment of long-lived assets and goodwill, stock-based compensation in connection with the Company’s initial public listing, one-time expenses related to its G&A optimization plan, and the ADBV Long-Term Incentive Plan incremental compensation from modification.

Fourth Quarter & Full Year 2014 Consolidated Results
(In thousands of U.S. dollars, except per share data)

Figure 9. Fourth Quarter & Full Year 2014 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Twelve-Months ended
	December 31,		December 31,
	2014	2013	2014	2013
REVENUES
Sales by Company-operated restaurants	876,082	1,000,966	3,504,302	3,859,883
Revenues from franchised restaurants	37,547	45,037	146,763	173,427
Total Revenues	913,629	1,046,003	3,651,065	4,033,310
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(310,713)	(342,959)	(1,243,907)	(1,350,515)
Payroll and employee benefits	(168,366)	(198,994)	(734,093)	(814,112)
Occupancy and other operating expenses	(240,304)	(268,646)	(997,065)	(1,055,188)
Royalty fees	(44,998)	(49,154)	(173,663)	(188,885)
Franchised restaurants - occupancy expenses	(17,505)	(15,620)	(63,939)	(63,273)
General and administrative expenses	(63,658)	(77,473)	(272,065)	(317,745)
Other operating expenses, net	(14,401)	(2,474)	(95,476)	(15,070)
Total operating costs and expenses	(859,945)	(955,320)	(3,580,208)	(3,804,788)
Operating income	53,684	90,683	70,857	228,522
Net interest expense	(17,951)	(29,585)	(72,750)	(88,156)
Loss from derivative instruments	(620)	(4,099)	(685)	(4,141)
Foreign currency exchange results	(10,983)	(3,528)	(74,117)	(38,783)
Other non-operating income (expense), net	895	10	146	(848)
Income (loss) before income taxes	25,025	53,481	(76,549)	96,594
Income tax expense	(14,860)	(21,298)	(32,479)	(42,722)
Net income (loss)	10,165	32,183	(109,028)	53,872
(Less) Plus: Net (income) loss attributable to non-controlling interests	(122)	(93)	(305)	(18)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	10,043	32,090	(109,333)	53,854
Earnings per share information ($ per share):
Basic net income per common share	$0.05	$0.15	$(0.52)	$0.26
Weighted-average number of common shares outstanding-Basic	210,215,800	209,867,426	210,105,059	209,754,176
Adjusted EBITDA Reconciliation
Operating income	53,684	90,683	70,857	228,522
Depreciation and amortization	29,884	28,381	116,811	114,860
Operating charges excluded from EBITDA computation	9,768	(1,069)	64,006	1,085
Adjusted EBITDA	93,336	117,995	251,674	344,467
Adjusted EBITDA Margin as % of total revenues	10.2%	11.3%	6.9%	8.5%

Fourth Quarter & Full Year 2014 Results by Division
(In thousands of U.S. dollars)

Figure 10. Fourth Quarter & Full Year 2014 Consolidated Results by Division (In thousands of U.S. dollars)
	4Q				FY
	Three-Months ended		% Incr.	Constant	Twelve-Months ended		% Incr.	Constant
	December 31,		/	Currency	December 31,		/	Currency
	2014	2013	(Decr)	Incr/(Decr)%	2014	2013	(Decr)	Incr/(Decr)%
Revenues
Brazil	467,456	477,834	-2.2%	9.4%	1,816,046	1,842,324	-1.4%	7.6%
Caribbean	127,185	230,907	-44.9%	31.0%	594,220	830,447	-28.4%	20.0%
NOLAD	98,255	102,449	-4.1%	1.3%	385,114	407,772	-5.6%	-1.5%
SLAD	220,733	234,813	-6.0%	23.0%	855,685	952,767	-10.2%	22.3%
TOTAL	913,629	1,046,003	-12.7%	16.4%	3,651,065	4,033,310	-9.5%	12.7%

Operating (loss) Income
Brazil	61,820	70,731	-12.6%	-2.1%	172,787	188,445	-8.3%	0.0%
Caribbean	(5,818)	14,846	-139.2%	182.5%	(88,711)	37,837	-334.5%	-86.9%
NOLAD	(2,090)	(471)	343.7%	393.2%	(6,484)	(5,314)	-22.0%	-29.5%
SLAD	18,532	23,790	-22.1%	7.0%	67,885	84,324	-19.5%	15.7%
Corporate and Other	(18,760)	(18,213)	3.0%	24.0%	(74,620)	(76,770)	2.8%	-23.7%
TOTAL	53,684	90,683	-40.8%	23.2%	70,857	228,522	-69.0%	-17.2%

Adjusted EBITDA
Brazil	81,425	82,071	-0.8%	11.1%	237,699	245,957	-3.4%	5.5%
Caribbean	3,617	24,497	-85.2%	109.6%	(8,136)	67,180	-112.1%	27.1%
NOLAD	9,553	9,638	-0.9%	6.7%	27,701	27,397	1.1%	6.3%
SLAD	23,752	27,940	-15.0%	14.3%	87,976	105,495	-16.6%	17.0%
Corporate and Other	(25,011)	(26,151)	-4.4%	7.6%	(93,566)	(101,562)	7.9%	-9.0%
TOTAL	93,336	117,995	-20.9%	32.7%	251,674	344,467	-26.9%	12.3%

Figure 11. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina	Venezuela
4Q14	2.55	13.90	8.51	49.98
4Q13	2.28	13.01	6.07	6.30
* Local $ per 1 US$

Summarized Consolidated Balance Sheets
(In thousands of U.S. dollars)

Figure 12. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	December 31	December 31
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	139,030	175,648
Accounts and notes receivable, net	83,003	110,696
Other current assets (1)	225,163	380,107
Total current assets	447,196	666,451
Non-current assets
Property and equipment, net	1,116,281	1,244,311
Net intangible assets and goodwill	57,864	70,375
Deferred income taxes	75,319	97,687
Other non-current assets (2)	98,120	101,435
Total non-current assets	1,347,584	1,513,808
Total assets	1,794,780	2,180,259
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	220,337	311,060
Taxes payable (3)	120,763	137,492
Accrued payroll and other liabilities	112,072	141,970
Other current liabilities (4)	37,580	52,562
Provision for contingencies	777	1,748
Financial debt (5)	49,642	14,324
Deferred income taxes	895
Total current liabilities	542,066	659,156
Non-current liabilities
Accrued payroll and other liabilities	18,440	35,446
Provision for contingencies	11,427	13,074
Financial debt (6)	761,080	771,171
Deferred income taxes	4,180	6,113
Total non-current liabilities	795,127	825,804
Total liabilities	1,337,193	1,484,960
Equity
Class A shares of common stock	365,701	358,820
Class B shares of common stock	132,915	132,915
Additional paid-in capital	15,974	17,250
Retained earnings	244,791	404,287
Accumulated other comprehensive losses	(302,467)	(218,735)
Total Arcos Dorados Holdings Inc shareholders’ equity	456,914	694,537
Non-controlling interest in subsidiaries	673	762
Total equity	457,587	695,299
Total liabilities and equity	1,794,780	2,180,259
(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "McDonald´s Corporation indemnification for contingencies", "Deferred income taxes", and "Collateral deposits".
(2) Includes "Miscellaneous", "Collateral deposits", "Derivative instruments" and "McDonald´s Corporation indemnification for contingencies".
(3) Includes "Income taxes payable" and "Other taxes payable".
(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments"
(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments"

Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)

Figure 13. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	December 31	December 31
	2014	2013
Cash & cash equivalents	139,030	175,648
Total Financial Debt (i)	801,205	785,005
Net Financial Debt (ii)	662,175	609,357
Total Financial Debt / LTM Adjusted EBITDA ratio	3.2	2.3
Net Financial Debt / LTM Adjusted EBITDA ratio	2.6	1.8
(i)Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $9.5 million and $0.5 million as a reduction of financial debt as of December 31, 2014 and 2013, respectively).

(ii) Total financial debt less cash and cash equivalents.